1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

October 4, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC

Amendment No.1 Registration Statement on Form N-2

Filed: September 24, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), filed on September 24, 2012 with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) during a telephone call on October 3, 2012 among Messrs. Edward P. Bartz and John Ganley, Staff Attorneys, and Messrs. David J. Harris and Thomas Friedmann and Ms. Abigail C. Smith of Dechert LLP, outside counsel to the Fund, and in a subsequent voicemail. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

Unsecured Term Loan; Distribution of Proceeds

1.	Please explain why the board of directors of the Fund believes that the distribution to the Members was in the best interest of the Fund. In this regard, please also address how the board of directors determined that future public stockholders in the Fund will benefit from the Distribution occurring prior to the initial public offering? Please address the fiduciary obligations of the board of directors which apply upon the filing of a Form N-6F with the Commission pursuant to Section 6(f) of the 1940 Act.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Edward P. Bartz October 4, 2012 Page 2

Response:

Background

As discussed in conversations with the Staff on September 27, 2012 and October 3, 2012, the Fund’s decision to make a distribution to the Members (the “Distribution”) stems from its effort to achieve an initial, leverage ratio and distribution yield immediately after the closing of its initial public offering that are comparable to other publicly listed business development companies. Based on information provided to the Fund by the underwriters for the initial public offering, management understands that the success of the Fund’s initial public offering depends, in part, upon a perception among prospective investors that these metrics will be comparable to established business development companies immediately after the closing of the Fund’s initial public offering. For purposes of this letter, we express a fund’s leverage ratio as the ratio of its debt to its equity, which we use in this letter to approximate the asset coverage definition of the 1940 Act. Based on these conversations with the underwriters, the Fund understands that the target leverage ratio for the Fund, consistent with established business development companies, should be approximately 0.5x and that the initial distribution yield should be approximately 8%—10%. Without making the Distribution, the Fund could not achieve a post-IPO leverage ratio comparable to established business development companies and therefore, based on input from the underwriters, may not attract sufficient investor demand to successfully complete the initial public offering as investors in the initial public offering would achieve a lower dividend yield than they could achieve by investing in other business development companies.

One way to view the Fund’s approach to the Distribution is that a portion of the Member’s initial equity contribution into the Fund acted as a bridge financing (in the form of equity) to facilitate subsequent borrowing by the Fund and to be repaid once attractive debt financing became available to it. As described in the Registration Statement, the Fund was initially capitalized by its Members through contributions of assets into the Fund in consideration for the issuance of limited liability company interests in the Fund. These contributions resulted in an initial capitalization of 100% equity or a 0.0x leverage ratio. At that time, the Fund intended to borrow money and make the Distribution to its Members to create a leveraged capital structure consistent with established business development companies prior to its initial public offering. The ability of the Fund to borrow money from third party lenders at an attractive cost increases as the amount of its assets available to serve as collateral, as well as its demonstrable income-generating capacity, increases; hence the leveraging of the Fund and the resulting distribution (or return of the bridge financing) was delayed until closer to the initial public offering.

By establishing an initial capitalization consisting solely of equity (a 0.0x leverage ratio), the Fund was able to demonstrate to prospective lenders a balance sheet and income-generating capability that would support the incurrence of indebtedness on attractive terms. The Fund then

Edward P. Bartz October 4, 2012 Page 3

negotiated with prospective third-party lenders to establish its leverage facilities. Based on advice from the underwriters and in order to establish flexibility, attractive borrowing costs and a leverage ratio typical for business development companies, the Fund now intends to enter into the Unsecured Term Loan to provide a base level of leverage to complement the scalable Credit Facility, which provides flexibility for the Fund to increase its borrowings and maintain a competitive leverage ratio as it grows its assets in the future. This structure of having a term loan and a flexible revolving facility is consistent with how comparable business development companies have structured the leverage on their balance sheets. With the making of the Distribution, the Fund expects to complete its formation and initial capitalization transactions and position the Fund to be comparable and competitive with other business development companies.

These steps were undertaken, and are proposed to be undertaken, in this sequence by the Fund to minimize its borrowing costs, increase the Fund’s initial leverage and decrease its equity capitalization in order to achieve a competitive leverage ratio and distribution yield. Investors in the initial public offering and future public shareholders will benefit from these transactions through a leveraged capital structure, a lower cost of borrowing and a dividend yield that is consistent with those of comparable business development companies. Without each of these steps and the resulting leverage and dividend yield, we believe that public investors would find the prospect of investing the Fund to be less attractive.

All of these steps have been undertaken with appropriate authorizations, first by the Fund’s Manager and, subsequent to the Fund’s reconstitution as a board-managed fund, with the approval of the Fund’s board of directors.

The table below shows the Fund’s indicative balance sheet as of June 30, 2012 on an actual basis and on a pro forma basis, after giving effect to the Credit Facility, the Unsecured Term Loan, the Distribution and an initial public offering of $86 million. As a result of the Distribution, the net asset value of the Fund will be reduced, which, like any dividend, will reduce commensurately the value of the Member’s remaining interest in the Fund prior to the initial public offering. The price at which the public investors will invest will reflect the borrowings and the Distribution. Amendment No.1 discloses each of these steps and the resulting pro forma NAV per share, a factor upon which the public investors will base their investment decision.

Edward P. Bartz October 4, 2012 Page 4

	Prior to Borrowings (in millions except % and per share data)		Pro Forma for $50M Credit Facility (in millions except % and per share data)		Pro Forma for $90M Unsecured Term Loan (in millions except % and per share data)		Pro Forma for Distribution (in millions except % and per share data)		Pro Forma for $86M IPO(1) (in millions except % and per share data
Loan & Other Assets	300		300		300		300		300
Cash	0		50		140		0		86

Total Assets	300		350		440		300		386

Debt	0		50		140		140		140
Equity (NAV)	300		300		300		160		246

Debt / Equity	0.00	x	0.17	x	0.47	x	0.88	x	0.57	x

Shares	20.0		20.0		20.0		20.0		30.8

NAV / Share	15.0		15.0		15.0		8.0		8.0	(2)

The Fund and its board of directors believe that these steps are necessary to create a business development company that offers competitive financial terms. Based on the attached industry newsletter prepared by and provided to the Fund by a third party analyst that is not an underwriter on the proposed transaction, it is clear that these steps achieve an initial capitalization for the Fund at the time of its initial public offering that is consistent with other leading business development companies. The attached industry newsletter highlights the debt to equity ratio of a number of business development companies and confirms the information provided to the Fund by the underwriters and the targets determined by the Fund in the light of that information. Specifically, the newsletter shows that the median leverage ratio (debt to equity) for public BDCs is 0.57x, which is nearly identical to that being targeted by the Fund pro forma for the

[1]	The table includes rounded numbers for ease of presentation.
[2]

The Fund expects to adjust the number of shares of common stock outstanding upon its conversion from a limited liability company such that the initial public offering price of the Fund’s common stock will be approximately $15.00 per share, which is consistent with market practice for listed business development companies.

Edward P. Bartz October 4, 2012 Page 5

Distribution and the initial public offering. (See page 3, attached Raymond James BDC Industry Investment Banking Weekly Newsletter, September 28, 2012). Moreover, as discussed in more detail below, none of these steps, individually or in the aggregate, violates the letter or spirit of the 1940 Act as it applies to private investment companies, including private investment companies subject to portions of the 1940 Act under Section 6(f) of the 1940 Act. We respectfully submit that each step is described clearly in the Registration Statement, as are the potential risks to an investor in the Fund’s common stock of investing in a leveraged investment company.

Discussion of 1940 Act Provisions

The Staff has asked whether the declaration of the Distribution by the Fund’s directors violates the fiduciary duties of the board of directors to the Fund, its Members and prospective stockholders. The Fund believes that, prior to the initial public offering of the Fund, the board of directors of the Fund owes a fiduciary duty to the Members and that the Distribution is manifestly not a violation of the board of directors’ fiduciary duty to the Members, all of whom will benefit directly from the Distribution. The Fund and the board of directors understand that the board of directors also may owe a prospective duty of care to investors in the Fund’s initial public offering. In this regard, the Fund respectfully submits that the board of directors acquits this duty of care fully and adequately both because the Distribution and related transactions were effected in order to achieve a leverage ratio and dividend yield attractive to investors in the initial public offering, and by disclosing in the Registration Statement the capitalization of the Fund at the time of the initial public offering, the steps involved in the Fund’s formation and initial capitalization, including the Distribution, the actual and pro forma level of indebtedness of the Fund at the time of the proposed initial public offering, the Fund’s expectations with respect to its declaration of the Distribution following the initial public offering and the risks related to the use of financial leverage by the Fund.

In addition, the Fund respectfully submits that the Fund could have achieved the same or a similar financial structure in any number of ways, all of which would be equally unobjectionable and consistent with the board’s fiduciary duties. For example, the Members could have made a smaller initial equity contribution and the Fund could have incurred more debt (to the extent such financing were available) as a private company and used the proceeds of such borrowing to acquire assets directly from the Members prior to making an election to be treated as business development company. This approach would have resulted in the same leverage ratio and prospective dividend yield, complied with the affiliate transaction requirements of the 1940 Act and, consistent with the approach actually taken by the Fund, would not have violated the fiduciary obligations of the manager or the board of the Fund.

As discussed above, the board of directors determined that, in the absence of the Unsecured Term Loan and the Distribution, the Fund’s initial equity capitalization and estimated initial distribution yield to investors would have departed from the norms for established listed business development companies, which would have potentially jeopardized the success of the Fund’s initial public offering.

Edward P. Bartz October 4, 2012 Page 6

2.	Please confirm that the Distribution is properly characterized as a return of capital.

Response:

We confirm that the Distribution is a return of capital to the Members and is not dividend of taxable income.

3.	We noticed that approximately $100 million of assets of the Fund were contributed following the date of the audited financial statements on January 1, 2012. Does an audit exist for the assets contributed after that date for the value of those assets.

Response:

Unlike the formation transactions for some business development companies in which 100 percent of the assets to be held by the business development company after it is public are contributed following the audit date and where it is important for prospective investors to have the benefit of a separate audit of that portfolio en mass, here, the Fund is operating more like an operating company that intends to be taken public, in that the audit covers a substantial majority of the assets of the Fund and that the Fund, as would be the case for an operating company, continues to engage in its business following the audit and leading up to the initial public offering.

As described more fully in Amendment No. 1 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Calculation of Net Asset Value, “Determination of Net Asset Value” and elsewhere in Amendment No. 1, a portion of the valuations of the Fund’s assets that do not have market quotations are subject to review by independent valuation firms each quarter. Each asset of the Fund, whenever acquired, is and has been reviewed following its acquisition and those assets of the Fund that were acquired following the audit date have also been valued using internal valuation methods approved by the board of directors of the Fund and described in Amendment No. 1. These audit and review procedures are consistent with those of publicly traded business development companies.

Edward P. Bartz October 4, 2012 Page 7

* * * * * * * * * *

We would like to arrange a conference call to discuss these remaining issues with a view to addressing these and any additional concerns and clearing all remaining comments as soon as practicable. Additionally, we undertake to file this and any ensuing written communications with the staff as correspondence.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail C. Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

September 28, 2012

KEY STATISTICS	BDC INVESTMENT BANKING WEEKLY UPDATE

Market Capitalization ($MM)
Ares Capital Corporation	$4,251.2
American Capital, Ltd.	3,684.8
Prospect Capital Corporation	1,915.9
Apollo Investment Corporation	1,598.8
Fifth Street Finance Corp.	988.8
Main Street Capital Corporation	931.3
Solar Capital Ltd.	886.2
BlackRock Kelso Capital Corporation	716.3
Triangle Capital Corporation	700.2
PennantPark Investment Corp.	599.6
Hercules Technology Growth Capital	547.7
TICC Capital Corp.	424.4
Golub Capital BDC, Inc.	408.0
TCP Capital Corporation	342.8
MCG Capital Corporation	340.7
Medley Capital Corp.	324.6
MVC Capital Inc.	306.1
THL Credit Inc.	283.7
KCAP Financial, Inc.	247.1
New Mountain Finance Corp.	246.4
Fidus Investment Corp.	193.3
Gladstone Capital Corporation	183.8
Gladstone Investment Corporation	172.7
Solar Senior Capital Ltd	170.1
NGP Capital Resources Company	159.5
Horizon Technology Finance Corp.	154.3
Harris & Harris Group, Inc.	117.5
PennantPark Floating Rate Capital Ltd.	86.8
Saratoga Investment Corp.	70.9
Keating Capital, Inc.	65.4

MEAN	$704.0
MEDIAN	332.7

Dividend Yield(1)
MCG Capital Corporation	12.1%
TICC Capital Corp.	11.2
Horizon Technology Finance Corp.	11.1
BlackRock Kelso Capital Corporation	10.7
Prospect Capital Corporation	10.6
PennantPark Investment Corp.	10.6
Solar Capital Ltd.	10.5
Fifth Street Finance Corp.	10.5
KCAP Financial, Inc.	10.4
Medley Capital Corp.	10.2
Apollo Investment Corporation	10.2
Gladstone Capital Corporation	9.6
New Mountain Finance Corp.	9.2
THL Credit Inc.	9.1
Fidus Investment Corp.	9.1
Ares Capital Corporation	8.9
TCP Capital Corporation	8.8
Hercules Technology Growth Capital	8.7
Golub Capital BDC, Inc.	8.1
Triangle Capital Corporation	7.8
Solar Senior Capital Ltd	7.7
Gladstone Investment Corporation	7.7
PennantPark Floating Rate Capital Ltd.	7.6
NGP Capital Resources Company	7.0
Main Street Capital Corporation	6.1
MVC Capital Inc.	3.8
American Capital, Ltd.	NM
Keating Capital, Inc.	NM
Saratoga Investment Corp.	NM
Harris & Harris Group, Inc.	NM

MEAN	9.1%
MEDIAN	9.2

Price / NAV
Main Street Capital Corporation	1.75	x
Triangle Capital Corporation	1.69
KCAP Financial, Inc.	1.21
Hercules Technology Growth Capital	1.15
Medley Capital Corp.	1.12
Fifth Street Finance Corp.	1.11
Fidus Investment Corp.	1.11
Ares Capital Corporation	1.11
TICC Capital Corp.	1.10
Golub Capital BDC, Inc.	1.09
TCP Capital Corporation	1.09
New Mountain Finance Corp.	1.07
THL Credit Inc.	1.07
Prospect Capital Corporation	1.06
PennantPark Investment Corp.	1.04
Solar Capital Ltd.	1.02
BlackRock Kelso Capital Corporation	1.01
Gladstone Capital Corporation	0.98
Solar Senior Capital Ltd	0.97
Horizon Technology Finance Corp.	0.97
Apollo Investment Corporation	0.95
PennantPark Floating Rate Capital Ltd.	0.91
MCG Capital Corporation	0.88
Keating Capital, Inc.	0.87
Gladstone Investment Corporation	0.86
NGP Capital Resources Company	0.80
MVC Capital Inc.	0.78
Harris & Harris Group, Inc.	0.78
Saratoga Investment Corp.	0.71
American Capital, Ltd.	0.68

MEAN	1.03	x
MEDIAN	1.03

% Change From Last Week
Saratoga Investment Corp.	4.5%
TCP Capital Corporation	3.5
MVC Capital Inc.	1.0
Fidus Investment Corp.	0.7
Golub Capital BDC, Inc.	0.6
PennantPark Floating Rate Capital Ltd.	0.6
Gladstone Capital Corporation	0.5
Fifth Street Finance Corp.	0.1
Main Street Capital Corporation	(0.1)
Triangle Capital Corporation	(0.3)
KCAP Financial, Inc.	(0.4)
THL Credit Inc.	(0.9)
Solar Capital Ltd.	(1.1)
Solar Senior Capital Ltd	(1.1)
Apollo Investment Corporation	(1.5)
Gladstone Investment Corporation	(1.5)
TICC Capital Corp.	(1.7)
Medley Capital Corp.	(2.0)
Prospect Capital Corporation	(2.2)
Ares Capital Corporation	(2.2)
BlackRock Kelso Capital Corporation	(2.4)
MCG Capital Corporation	(2.9)
Horizon Technology Finance Corp.	(3.2)
Hercules Technology Growth Capital	(3.3)
American Capital, Ltd.	(3.5)
New Mountain Finance Corp.	(4.4)
Keating Capital, Inc.	(4.5)
NGP Capital Resources Company	(5.3)
Harris & Harris Group, Inc.	(5.5)
PennantPark Investment Corp.	(5.6)

MEAN	(1.5)%
MEDIAN	(1.5)

LTM Total Return(2)
Triangle Capital Corporation	87.1%
Main Street Capital Corporation	78.9
KCAP Financial, Inc.	73.4
American Capital, Ltd.	60.3
Medley Capital Corp.	58.2
Prospect Capital Corporation	53.8
BlackRock Kelso Capital Corporation	45.8
Fidus Investment Corp.	45.3
TICC Capital Corp.	43.8
THL Credit Inc.	43.0
Hercules Technology Growth Capital	39.5
Ares Capital Corporation	39.3
Saratoga Investment Corp.	36.0
Gladstone Capital Corporation	35.6
New Mountain Finance Corp.	33.7
Fifth Street Finance Corp.	33.6
MCG Capital Corporation	33.1
PennantPark Investment Corp.	32.6
Solar Senior Capital Ltd	32.0
PennantPark Floating Rate Capital Ltd.	31.1
Solar Capital Ltd.	28.8
Gladstone Investment Corporation	27.6
MVC Capital Inc.	24.2
Horizon Technology Finance Corp.	22.9
NGP Capital Resources Company	22.3
Apollo Investment Corporation	19.5
Golub Capital BDC, Inc.	18.5
Harris & Harris Group, Inc.	8.3
Keating Capital, Inc.	NA
TCP Capital Corporation	NA

MEAN	39.6%
MEDIAN	34.6

LTM Dividend Growth
Medley Capital Corp.	71.4%
Solar Senior Capital Ltd	50.0
KCAP Financial, Inc.	33.3
THL Credit Inc.	23.1
PennantPark Floating Rate Capital Ltd.	20.0
Fidus Investment Corp.	18.8
New Mountain Finance Corp.	17.2
TICC Capital Corp.	16.0
Main Street Capital Corporation	13.9
Triangle Capital Corporation	13.6
Horizon Technology Finance Corp.	12.5
Hercules Technology Growth Capital	9.1
Ares Capital Corporation	8.6
PennantPark Investment Corp.	3.7
Prospect Capital Corporation	0.3
Gladstone Investment Corporation	0.0
BlackRock Kelso Capital Corporation	0.0
Golub Capital BDC, Inc.	0.0
Gladstone Capital Corporation	0.0
MVC Capital Inc.	0.0
Solar Capital Ltd.	0.0
Fifth Street Finance Corp.	(9.6)
MCG Capital Corporation	(17.6)
NGP Capital Resources Company	(27.8)
Apollo Investment Corporation	(28.6)
American Capital, Ltd.	NA
Keating Capital, Inc.	NA
Saratoga Investment Corp.	NA
TCP Capital Corporation	NA
Harris & Harris Group, Inc.	NA

MEAN	9.1%
MEDIAN	8.6

(1)	Dividend yield uses the current dividend annualized.
(2)	LTM total return assumes dividends are reinvested.

Sources: FactSet and SEC Filings.

2

KEY STATISTICS	BDC INVESTMENT BANKING WEEKLY UPDATE

Dividend Coverage(1)
Prospect Capital Corporation	167.3%
TICC Capital Corp.	127.6
BlackRock Kelso Capital Corporation	115.4
TCP Capital Corporation	114.3
PennantPark Floating Rate Capital Ltd.	112.5
Gladstone Capital Corporation	109.5
Ares Capital Corporation	105.3
Main Street Capital Corporation	104.4
Solar Senior Capital Ltd	104.3
Hercules Technology Growth Capital	104.2
Triangle Capital Corporation	104.0
New Mountain Finance Corp.	102.9
Apollo Investment Corporation	100.0
Gladstone Investment Corporation	100.0
THL Credit Inc.	100.0
Medley Capital Corp.	100.0
PennantPark Investment Corp.	100.0
KCAP Financial, Inc.	95.8
Fidus Investment Corp.	94.7
Fifth Street Finance Corp.	93.9
NGP Capital Resources Company	92.3
Golub Capital BDC, Inc.	81.3
Horizon Technology Finance Corp.	66.7
Solar Capital Ltd.	65.0
MCG Capital Corporation	50.0
MVC Capital Inc.	NM
American Capital, Ltd.	NM
Keating Capital, Inc.	NM
Saratoga Investment Corp.	NM
Harris & Harris Group, Inc.	NM

MEAN	100.5%
MEDIAN	100.0

Debt / Equity
Golub Capital BDC, Inc.	88.1%
MCG Capital Corporation	87.1
Fidus Investment Corp.	85.6
Gladstone Investment Corporation	73.4
New Mountain Finance Corp.	72.9
Gladstone Capital Corporation	69.7
Medley Capital Corp.	68.2
Triangle Capital Corporation	68.1
Hercules Technology Growth Capital	66.9
Ares Capital Corporation	63.7
BlackRock Kelso Capital Corporation	63.6
Horizon Technology Finance Corp.	62.9
Fifth Street Finance Corp.	60.8
Apollo Investment Corporation	60.6
PennantPark Investment Corp.	58.4
PennantPark Floating Rate Capital Ltd.	56.7
Main Street Capital Corporation	54.6
TCP Capital Corporation	47.8
Prospect Capital Corporation	43.9
KCAP Financial, Inc.	39.9
TICC Capital Corp.	27.9
Solar Capital Ltd.	27.9
THL Credit Inc.	26.4
Solar Senior Capital Ltd	25.5
Saratoga Investment Corp.	19.9
American Capital, Ltd.	17.8
MVC Capital Inc.	12.7
NGP Capital Resources Company	5.0
Harris & Harris Group, Inc.	1.3
Keating Capital, Inc.	0.0

MEAN	48.6%
MEDIAN	57.5

Institutional Ownership %
American Capital, Ltd.	64.4%
Hercules Technology Growth Capital	60.2
Medley Capital Corp.	60.0
MVC Capital Inc.	58.4
Ares Capital Corporation	55.7
Solar Capital Ltd.	55.1
Apollo Investment Corporation	52.4
PennantPark Investment Corp.	51.8
Solar Senior Capital Ltd	46.8
BlackRock Kelso Capital Corporation	46.6
Fifth Street Finance Corp.	46.1
THL Credit Inc.	43.7
MCG Capital Corporation	42.3
Gladstone Investment Corporation	40.9
NGP Capital Resources Company	36.9
Golub Capital BDC, Inc.	35.5
Harris & Harris Group, Inc.	33.1
New Mountain Finance Corp.	32.6
KCAP Financial, Inc.	30.1
PennantPark Floating Rate Capital Ltd.	29.4
Gladstone Capital Corporation	27.8
Main Street Capital Corporation	27.4
Triangle Capital Corporation	26.4
Prospect Capital Corporation	26.1
TICC Capital Corp.	25.7
Horizon Technology Finance Corp.	22.4
Fidus Investment Corp.	17.0
Saratoga Investment Corp.	13.8
Keating Capital, Inc.	1.5
TCP Capital Corporation	NA

MEAN	38.3%
MEDIAN	36.9

Price / 2012E EPS(2)
MCG Capital Corporation	16.5	x
Main Street Capital Corporation	15.8
Solar Senior Capital Ltd	13.2
Golub Capital BDC, Inc.	13.1
PennantPark Floating Rate Capital Ltd.	12.5
Gladstone Investment Corporation	12.4
NGP Capital Resources Company	12.1
Triangle Capital Corporation	11.9
Hercules Technology Growth Capital	11.4
Horizon Technology Finance Corp.	11.3
KCAP Financial, Inc.	11.0
THL Credit Inc.	10.9
Ares Capital Corporation	10.8
TCP Capital Corporation	10.7
Fidus Investment Corp.	10.6
American Capital, Ltd.	10.5
Medley Capital Corp.	10.4
Solar Capital Ltd.	10.2
Saratoga Investment Corp.	10.0
Fifth Street Finance Corp.	9.9
New Mountain Finance Corp.	9.8
BlackRock Kelso Capital Corporation	9.7
Gladstone Capital Corporation	9.6
PennantPark Investment Corp.	9.4
Apollo Investment Corporation	9.4
TICC Capital Corp.	8.4
Prospect Capital Corporation	7.6
Harris & Harris Group, Inc.	NM
Keating Capital, Inc.	NM
MVC Capital Inc.	NM

MEAN	11.1	x
MEDIAN	10.7

Price / 2013E EPS(2)
Harris & Harris Group, Inc.	19.0	x
Main Street Capital Corporation	14.9
Gladstone Investment Corporation	12.1
Golub Capital BDC, Inc.	12.1
Solar Senior Capital Ltd	11.8
American Capital, Ltd.	11.6
Triangle Capital Corporation	11.6
New Mountain Finance Corp.	10.8
TCP Capital Corporation	10.5
Horizon Technology Finance Corp.	10.3
Ares Capital Corporation	10.2
MCG Capital Corporation	10.1
Hercules Technology Growth Capital	10.0
THL Credit Inc.	9.9
Fifth Street Finance Corp.	9.6
Fidus Investment Corp.	9.5
Medley Capital Corp.	9.5
Keating Capital, Inc.	9.4
KCAP Financial, Inc.	9.4
BlackRock Kelso Capital Corporation	9.4
Apollo Investment Corporation	9.3
Solar Capital Ltd.	9.0
PennantPark Investment Corp.	9.0
TICC Capital Corp.	8.7
Prospect Capital Corporation	8.7
NGP Capital Resources Company	8.5
Gladstone Capital Corporation	NA
PennantPark Floating Rate Capital Ltd.	NA
Saratoga Investment Corp.	NA
MVC Capital Inc.	NM

MEAN	10.6	x
MEDIAN	10.0

YTD Total Return(3)
American Capital, Ltd.	68.6%
KCAP Financial, Inc.	55.5
Saratoga Investment Corp.	48.1
Medley Capital Corp.	46.6
Main Street Capital Corporation	46.2
Triangle Capital Corporation	43.7
Fidus Investment Corp.	38.5
Prospect Capital Corporation	34.7
Apollo Investment Corporation	32.4
TICC Capital Corp.	30.5
PennantPark Floating Rate Capital Ltd.	30.4
BlackRock Kelso Capital Corporation	28.7
MCG Capital Corporation	27.9
Fifth Street Finance Corp.	25.0
Hercules Technology Growth Capital	24.4
Gladstone Capital Corporation	23.6
THL Credit Inc.	23.4
New Mountain Finance Corp.	20.6
Solar Senior Capital Ltd	20.2
Ares Capital Corporation	19.1
Gladstone Investment Corporation	14.5
PennantPark Investment Corp.	13.7
MVC Capital Inc.	12.5
Solar Capital Ltd.	12.3
NGP Capital Resources Company	9.9
Harris & Harris Group, Inc.	9.5
Golub Capital BDC, Inc.	9.3
Horizon Technology Finance Corp.	7.3
Keating Capital, Inc.	(16.3)
TCP Capital Corporation	NA

MEAN	26.2%
MEDIAN	24.4

(1)	Dividend coverage is the last quarters net operating income divided by the following quarterly dividend.
(2)	Calendar year earnings estimates are Fact Set mean EPS estimates.
(3)	YTD total return assumes dividends are reinvested.

Sources: FactSet and SEC Filings.

3

GRAPHS	BDC INVESTMENT BANKING WEEKLY UPDATE

Market Capitalization ($MM)

Dividend Yield(1)

Price / NAV

(1)	Dividend Yield uses the current dividend annualized.
Sources: FactSet	and SEC Filings.

4

GRAPHS	BDC INVESTMENT BANKING WEEKLY UPDATE

% Change From Last Week

LTM Total Return(1)

LTM Dividend Growth

(1)	LTM total return assumes dividends are reinvested.

Sources: FactSet and SEC Filings.

5

GRAPHS	BDC INVESTMENT BANKING WEEKLY UPDATE

Dividend Coverage(1)

Debt / Equity

Institutional Ownership %

(1)	Dividend coverage is the last quarters net operating income divided by the following quarterly dividend.

Sources: FactSet and SEC Filings.

6

GRAPHS	BDC INVESTMENT BANKING WEEKLY UPDATE

Price / 2012 EPS(1)

Price / 2013 EPS(1)

YTD Total Return(2)

(1)	Calendar year earnings estimates are FactSet mean estimates.
(2)	YTD total return assumes dividends are reinvested.

Sources: FactSet and SEC Filings.

7

CURRENT PRICING SUMMARY	BDC INVESTMENT BANKING WEEKLY UPDATE

		Market Cap.	Price	Week	LTM	52 Week		Dividend	Dividend	LTM Div.	Price /		P/E(4)
Company	Ticker	($MM)	09/28/12	Return	Return(1)	High	Low	Yield(2)	Coverage(3)	Growth	NAV		2012E		2013E
American Capital, Ltd.	ACAS	$3,684.8	$11.35	(3.5%)	60.3%	$12.00	$5.98	NM	NM	NA	0.68	x	10.5	x	11.6	x
Apollo Investment Corporation	AINV	1,598.8	7.88	(1.5%)	19.5%	8.61	5.97	10.2%	100.0%	(28.6%)	0.95		9.4		9.3
Ares Capital Corporation	ARCC	4,251.2	17.14	(2.2%)	39.3%	17.68	12.76	8.9%	105.3%	8.6%	1.11		10.8		10.2
BlackRock Kelso Capital Corporation	BKCC	716.3	9.72	(2.4%)	45.8%	10.60	6.30	10.7%	115.4%	0.0%	1.01		9.7		9.4
Fidus Investment Corp.	FDUS	193.3	16.70	0.7%	45.3%	16.85	11.50	9.1%	94.7%	18.8%	1.11		10.6		9.5
Fifth Street Finance Corp.	FSC	988.8	10.98	0.1%	33.6%	11.01	8.60	10.5%	93.9%	(9.6%)	1.11		9.9		9.6
Gladstone Investment Corporation	GAIN	172.7	7.82	(1.5%)	27.6%	8.50	6.06	7.7%	100.0%	0.0%	0.86		12.4		12.1
Golub Capital BDC, Inc.	GBDC	408.0	15.90	0.6%	18.5%	16.08	14.01	8.1%	81.3%	0.0%	1.09		13.1		12.1
Gladstone Capital Corporation	GLAD	183.8	8.75	0.5%	35.6%	9.33	6.46	9.6%	109.5%	0.0%	0.98		9.6		NA
Horizon Technology Finance Corp.	HRZN	154.3	16.16	(3.2%)	22.9%	17.31	14.02	11.1%	66.7%	12.5%	0.97		11.3		10.3
Hercules Technology Growth Capital	HTGC	547.7	11.01	(3.3%)	39.5%	11.68	7.79	8.7%	104.2%	9.1%	1.15		11.4		10.0
KCAP Financial, Inc.	KCAP	247.1	9.26	(0.4%)	73.4%	9.50	5.50	10.4%	95.8%	33.3%	1.21		11.0		9.4
Keating Capital, Inc.	KIPO	65.4	7.08	(4.5%)	NA	10.73	5.72	NM	NM	NA	0.87		NM		9.4
Main Street Capital Corporation	MAIN	931.3	29.51	(0.1%)	78.9%	29.81	16.80	6.1%	104.4%	13.9%	1.75		15.8		14.9
Medley Capital Corp.	MCC	324.6	14.07	(2.0%)	58.2%	14.69	8.67	10.2%	100.0%	71.4%	1.12		10.4		9.5
MCG Capital Corporation	MCGC	340.7	4.61	(2.9%)	33.1%	5.36	3.40	12.1%	50.0%	(17.6%)	0.88		16.5		10.1
MVC Capital Inc.	MVC	306.1	12.80	1.0%	24.2%	13.39	10.02	3.8%	NM	0.0%	0.78		NM		NM
NGP Capital Resources Company	NGPC	159.5	7.46	(5.3%)	22.3%	8.14	5.75	7.0%	92.3%	(27.8%)	0.80		12.1		8.5
New Mountain Finance Corp.	NMFC	246.4	14.82	(4.4%)	33.7%	15.83	12.17	9.2%	102.9%	17.2%	1.07		9.8		10.8
PennantPark Floating Rate Capital Ltd.	PFLT	86.8	12.67	0.6%	31.1%	13.33	9.81	7.6%	112.5%	20.0%	0.91		12.5		NA
PennantPark Investment Corp.	PNNT	599.6	10.61	(5.6%)	32.6%	11.46	8.01	10.6%	100.0%	3.7%	1.04		9.4		9.0
Prospect Capital Corporation	PSEC	1,915.9	11.52	(2.2%)	53.8%	12.25	7.58	10.6%	167.3%	0.3%	1.06		7.6		8.7
Saratoga Investment Corp.	SAR	70.9	18.29	4.5%	36.0%	18.46	12.01	NM	NM	NA	0.71		10.0		NA
Solar Capital Ltd.	SLRC	886.2	22.92	(1.1%)	28.8%	23.89	18.90	10.5%	65.0%	0.0%	1.02		10.2		9.0
Solar Senior Capital Ltd	SUNS	170.1	17.91	(1.1%)	32.0%	18.53	13.50	7.7%	104.3%	50.0%	0.97		13.2		11.8
Triangle Capital Corporation	TCAP	700.2	25.66	(0.3%)	87.1%	26.13	13.62	7.8%	104.0%	13.6%	1.69		11.9		11.6
TCP Capital Corporation	TCPC	342.8	15.96	3.5%	NA	16.19	13.07	8.8%	114.3%	NA	1.09		10.7		10.5
THL Credit Inc.	TCRD	283.7	14.03	(0.9%)	43.0%	14.74	10.49	9.1%	100.0%	23.1%	1.07		10.9		9.9
TICC Capital Corp.	TICC	424.4	10.40	(1.7%)	43.8%	11.09	7.07	11.2%	127.6%	16.0%	1.10		8.4		8.7
Harris & Harris Group, Inc.	TINY	117.5	3.79	(5.5%)	8.3%	4.71	2.98	NM	NM	NA	0.78		NM		19.0

			Low	(5.6%)	8.3%			3.8%	50.0%	(28.6%)	0.68	x	7.6	x	8.5	x

			Mean	(1.5%)	39.6%			9.1%	100.5%	9.1%	1.03		11.1		10.6
			Median	(1.5%)	34.6%			9.2%	100.0%	8.6%	1.03		10.7		10.0

			High	4.5%	87.1%			12.1%	167.3%	71.4%	1.75		16.5		19.0

(1)	LTM return assumes dividends are reinvested.
(2)	Dividend yield uses the current dividend annualized.
(3)	Dividend coverage is the last quarters net operating income divided by the following quarterly dividend.
(4)	Calendar year earnings estimates are Fact Set mean EPS estimates.

Sources: Fact Set and SEC Filings.

8

SELECT FINANCIAL DATA	BDC INVESTMENT BANKING WEEKLY UPDATE

		IPO	Balance Sheet Information ($MM)				Debt to			Investment	Mgmt
Company	Ticker	Date	Assets	Investments	Debt	Equity	Equity	Market Cap.	Total Cap.	Vehicles	Structure
American Capital, Ltd.	ACAS	09/04/97	$6,325.0	$5,220.0	$941.0	$5,280.0	17.8%	25.5%	15.1%	A,B,C,E	Internal
Apollo Investment Corporation	AINV	04/06/04	2,885.7	2,579.6	1,019.9	1,683.0	60.6%	63.8%	37.7%	A,B,C,E	External
Ares Capital Corporation	ARCC	10/05/04	5,807.5	5,504.8	2,194.8	3,446.5	63.7%	51.6%	38.9%	A,B,C,E	External
BlackRock Kelso Capital Corporation	BKCC	06/26/07	1,202.3	1,165.5	449.9	707.1	63.6%	62.8%	38.9%	A,B,C	External
Fidus Investment Corp.	FDUS	06/21/11	267.5	234.1	121.3	141.6	85.6%	62.7%	46.1%	A,B,C,D	External
Fifth Street Finance Corp.	FSC	06/11/08	1,324.5	1,198.1	493.5	812.1	60.8%	49.9%	37.8%	A,B,C,D	External
Gladstone Investment Corporation	GAIN	06/22/05	350.4	229.8	147.5	200.9	73.4%	85.4%	42.3%	A,B,C	External
Golub Capital BDC, Inc.	GBDC	04/14/10	711.5	636.6	329.8	374.2	88.1%	80.8%	46.8%	A,B,C,D	External
Gladstone Capital Corporation	GLAD	08/27/01	321.7	298.6	130.3	187.0	69.7%	70.9%	41.1%	A,B,C	External
Horizon Technology Finance Corp.	HRZN	10/28/10	209.8	195.6	80.4	127.9	62.9%	52.1%	38.6%	A,B,C,F	External
Hercules Technology Growth Capital	HTGC	06/10/05	801.9	722.8	317.8	474.8	66.9%	58.0%	40.1%	A,C,D,F	Internal
KCAP Financial, Inc.	KCAP	12/12/06	306.2	298.6	81.5	204.2	39.9%	33.0%	28.5%	A,B,C,E	Internal
Keating Capital, Inc.	KIPO	06/30/11	76.0	64.4	0.0	75.1	0.0%	0.0%	0.0%	C, F	External
Main Street Capital Corporation	MAIN	10/04/07	843.0	798.9	291.4	533.4	54.6%	31.3%	35.3%	A,B,C,D	Internal
Medley Capital Corp.	MCC	01/20/11	372.8	363.1	148.7	218.2	68.2%	45.8%	40.5%	A,C	External
MCG Capital Corporation	MCGC	11/29/01	752.3	453.5	339.8	389.9	87.1%	99.7%	46.6%	A,B,C,D,E	Internal
MVC Capital Inc.	MVC	03/28/00	464.8	425.5	50.0	392.8	12.7%	16.3%	11.3%	A,B,C	External
NGP Capital Resources Company	NGPC	11/10/04	284.4	149.4	10.0	198.6	5.0%	6.3%	4.8%	A,C	External
New Mountain Finance Corp.	NMFC	05/19/11	773.7	751.1	311.9	427.7	72.9%	126.6%	42.2%	A,B,C	External
PennantPark Floating Rate Capital Ltd.	PFLT	04/08/11	159.6	155.0	54.1	95.5	56.7%	62.4%	36.2%	A,B	External
PennantPark Investment Corp.	PNNT	04/19/07	992.2	929.1	334.2	572.7	58.4%	55.7%	36.9%	A,B,C,D	External
Prospect Capital Corporation	PSEC	07/28/04	2,255.3	2,094.2	664.1	1,512.0	43.9%	34.7%	30.5%	A,B,C	External
Saratoga Investment Corp.	SAR	03/22/07	137.8	106.7	20.0	100.6	19.9%	28.2%	16.6%	A,B,C,E	External
Solar Capital Ltd.	SLRC	02/09/10	1,219.9	1,193.6	229.9	824.9	27.9%	25.9%	21.8%	A,B,C	External
Solar Senior Capital Ltd	SUNS	02/24/11	227.6	222.1	44.9	176.1	25.5%	26.4%	20.3%	A	External
Triangle Capital Corporation	TCAP	02/14/07	705.4	598.4	282.9	415.2	68.1%	40.4%	40.5%	A,B,C,D	Internal
TCP Capital Corporation	TCPC	04/04/12	472.0	452.3	151.0	315.6	47.8%	44.1%	32.4%	A,B,C	External
THL Credit Inc.	TCRD	04/21/10	341.9	330.3	70.2	266.3	26.4%	24.7%	20.9%	A,B,C	External
TICC Capital Corp.	TICC	11/24/03	470.1	439.2	99.8	358.1	27.9%	23.5%	21.8%	A,B,C,E	External
Harris & Harris Group, Inc.	TINY	08/23/88	157.9	126.9	2.0	151.4	1.3%	1.7%	1.3%	A,B,C	Internal

		Low	$76.0	$64.4	$0.0	$75.1	0.0%	0.0%	0.0%

		Mean	1,040.7	931.3	313.7	688.8	48.6%	46.3%	30.4%
		Median	471.1	445.8	149.9	366.1	57.5%	44.9%	36.5%

		High	6,325.0	5,504.8	2,194.8	5,280.0	88.1%	126.6%	46.8%

Sources: FactSet and SEC Filings.

Investment Vehicles Key

A:	Senior Debt
B:	Subordinated Debt
C:	Equity Instruments
D:	SBA Leverage
E:	Structured Products
F:	Technology Focus

9

RECENT ISSUANCE ACTIVITY	BDC INVESTMENT BANKING WEEKLY UPDATE

BDC IPOs 01/01/11 to 09/28/12

Pricing			Deal Value	Post-Deal Market Cap.	% of Market	Above / Below /	% Change Offer to
Date	Issuer	Ticker	($MM)	($MM)	Cap Sold	In Range	1 Day	1 Week	1 Month	09/28/12
04/04/12	TCP Capital Corp	TCPC	$84.8	$314.7	27%	In Range	(1.4%)	(1.7%)	0.0%	8.2%
06/20/11	Fidus Investment Corp	FDUS	80.6	141.4	57%	In Range	0.0%	(1.0%)	(6.4%)	11.3%
05/19/11	New Mountain Finance Corp	NMFC	100.0	583.1	17%	Below	(5.5%)	(4.4%)	(6.2%)	7.8%
04/28/11	GSV Capital Corp	GSVC	50.0	50.0	100%	In Range	(2.7%)	(8.1%)	(8.8%)	(42.5%)
04/08/11	PennantPark Floating Rate Capital Ltd	PFLT	102.8	102.8	100%	In Range	(10.7%)	(11.0%)	(8.7%)	(15.5%)
02/24/11	Solar Senior Capital Ltd	SUNS	180.0	190.0	95%	In Range	(2.0%)	(3.0%)	(4.3%)	(10.5%)
01/20/11	Medley Capital Corp	MCC	128.7	216.0	60%	Below	1.2%	(0.7%)	(1.4%)	17.3%

				Low	17%		(10.7%)	(11.0%)	(8.8%)	(42.5%)

				Mean	65%		(3.0%)	(4.3%)	(5.1%)	(3.4%)
				Median	60%		(2.0%)	(3.0%)	(6.2%)	7.8%

				High	100%		1.2%	(0.7%)	0.0%	17.3%

BDC FOs 01/01/12 to 09/28/12

Pricing			Deal Value	Post-Deal Market Cap.	% of Market		% Change File to	% Change Offer to
Date	Issuer	Ticker	($MM)	($MM)	Cap Sold	Execution	Offer	1 Week	1 Month	09/28/12
09/28/12	Hercules Technology Growth Capital Inc	HTGC	$34.3	$585.6	6%	Bought Deal	(3.0%)	NA	NA	(0.6%)
09/25/12	PennantPark Investment Corp	PNNT	97.4	708.9	14%	Accelerated	(2.5%)	NA	NA	(1.9%)
09/24/12	New Mountain Finance Corp	NMFC	60.0	249.4	24%	Accelerated	(3.2%)	NA	NA	(1.2%)
09/20/12	THL Credit Inc	TCRD	85.9	370.8	23%	Accelerated	(3.8%)	(0.7%)	NA	(0.4%)
09/11/12	Fifth Street Finance Corp	FSC	91.2	981.5	9%	Accelerated	(1.5%)	0.7%	NA	1.8%
09/07/12	Fidus Investment Corp	FDUS	39.8	191.6	21%	Accelerated	(4.1%)	1.7%	NA	3.7%
08/22/12	Medley Capital Corp	MCC	74.5	298.8	25%	Accelerated	(2.0%)	0.6%	10.9%	8.6%
08/17/12	Ares Capital Corp	ARCC	435.0	4,169.3	10%	Bought Deal	(3.5%)	1.4%	3.8%	2.0%
08/15/12	TICC Capital Corp	TICC	33.3	398.1	8%	Bought Deal	(2.6%)	3.4%	12.0%	7.8%
07/18/12	Horizon Technology Finance Corp	HRZN	30.9	154.7	20%	Accelerated	(3.8%)	0.4%	1.1%	(0.2%)
07/12/12	New Mountain Finance Corp	NMFC	85.0	238.6	36%	Accelerated	(2.4%)	0.2%	1.5%	3.3%
07/11/12	Prospect Capital Corp	PSEC	269.3	1,629.7	17%	Bought Deal	(6.3%)	(0.1%)	(1.9%)	3.3%
06/21/12	Main Street Capital Corp	MAIN	97.0	706.8	14%	Accelerated	(5.1%)	4.9%	8.9%	31.2%
05/16/12	Medallion Financial Corp	TAXI	37.5	230.0	16%	Accelerated	(6.0%)	(6.7%)	(1.5%)	10.2%
05/11/12	GSV Capital Corp	GSVC	112.1	314.0	36%	Accelerated	(10.9%)	(0.9%)	(37.1%)	(46.9%)
04/19/12	Firsthand Technology Value Fund Inc	SVVC	136.6	231.0	59%	Fully Marketed	19.3%	(3.7%)	(28.6%)	(35.4%)
03/16/12	TICC Capital Corp	TICC	48.7	375.6	13%	Accelerated	(4.5%)	(1.3%)	(5.7%)	4.4%
02/23/12	Prospect Capital Corp	PSEC	131.4	1,334.2	10%	Bought Deal	(3.9%)	(1.1%)	(2.2%)	5.2%
02/17/12	Medley Capital Corp	MCC	49.0	192.8	25%	Accelerated	(2.0%)	0.6%	2.1%	26.4%
02/10/12	GSV Capital Corp	GSVC	103.5	186.3	56%	Fully Marketed	11.7%	8.3%	20.7%	(42.5%)
02/08/12	Triangle Capital Corp	TCAP	80.8	501.8	16%	Accelerated	(1.8%)	1.1%	4.1%	35.1%
01/31/12	Golub Capital BDC Inc	GBDC	58.7	392.3	15%	Accelerated	(1.7%)	0.0%	(0.9%)	3.6%
01/24/12	PennantPark Investment Corp	PNNT	109.2	591.2	18%	Accelerated	(2.1%)	(1.0%)	6.2%	0.6%
01/23/12	Fifth Street Finance Corp	FSC	101.6	837.0	12%	Bought Deal	(3.8%)	(2.5%)	0.6%	8.1%
01/20/12	Hercules Technology Growth Capital Inc	HTGC	48.8	475.9	10%	Bought Deal	(4.9%)	(1.6%)	7.2%	12.9%
01/20/12	Ares Capital Corp	ARCC	256.2	3,456.2	7%	Bought Deal	(3.0%)	2.0%	5.1%	9.9%

				Low	6%		(10.9%)	(6.7%)	(37.1%)	(46.9%)

				Mean	20%		(2.2%)	0.2%	0.3%	1.9%
				Median	16%		(3.1%)	0.2%	1.8%	3.5%

				High	59%		19.3%	8.3%	20.7%	35.1%

BDC Backlog

Filing			Deal Value
Date	Issuer	Ticker	($MM)
09/10/12	WhiteHorse Finance LLC	WHF	$86.3
03/20/12	Benefit Street Partners BDC	BSPC	150.0
06/08/11	COR Capital Corp		86.3
03/23/11	Garrison Capital Inc	GARS	125.0
03/15/11	ALDA Capital Corp	ACA	50.0
03/03/11	Monroe Capital Corp	MRCC	150.0
04/29/10	OFS Capital Corp	OFS	150.0

Sources: Dealogic and FactSet.

10

NOTES & DISCLOSURES	BDC INVESTMENT BANKING WEEKLY UPDATE

RAYMOND JAMES & ASSOCIATES is one of the largest full-service investment firms and New York Stock Exchange members headquartered in the Southeast. Founded in 1962, Raymond James, together with its affiliates Raymond James Financial Services and Raymond James Ltd., has more than 2,300 offices covering all 50 states. With over 100 institutional sales professionals and more than 5,300 affiliated financial advisors in North America and Europe, Raymond James boasts one of the largest sales forces among all U.S. brokerage firms.

Industry knowledge and distribution power are central to helping Raymond James’ investment bankers serve the needs of growth companies in the areas of public equity and debt underwriting, private equity and debt placement, and merger and acquisition advisory services. Raymond James investment banking offices are located in 11 North American cities, including Atlanta, Boston, Chicago, Dallas, Denver, Houston, Nashville, New York, San Francisco, Toronto & St. Petersburg.

RAYMOND JAMES BDC INDEX CLASSIFICATION

Index is calculated as an equal weighted average.

RAYMOND JAMES BDC INDEX CONSTITUENTS

American Capital, Ltd. (ACAS)

Apollo Investment Corporation (AINV)

Ares Capital Corporation (ARCC)

BlackRock Kelso Capital Corporation (BKCC)

Fidus Investment Corp. (FDUS)

Fifth Street Finance Corp. (FSC)

Gladstone Investment Corporation (GAIN)

Golub Capital BDC, Inc. (GBDC)

Gladstone Capital Corporation (GLAD)

Horizon Technology Finance Corp. (HRZN)

Hercules Technology Growth Capital (HTGC)

Kohlberg Capital Corporation (KCAP)

Keating Capital, Inc. (KIPO)

Main Street Capital Corporation (MAIN)

Medley Capital Corp. (MCC)

MCG Capital Corporation (MCGC)

MVC Capital Inc. (MVC)

NGP Capital Resources Company (NGPC)

New Mountain Finance Corp. (NMFC)

PennantPark Floating Rate Capital Ltd. (PFLT)

PennantPark Investment Corp. (PNNT)

Prospect Capital Corporation (PSEC)

Saratoga Investment Corp. (SAR)

Solar Capital Ltd. (SLRC)

Solar Senior Capital Ltd (SUNS)

Triangle Capital Corporation (TCAP)

THL Credit Inc. (TCRD)

TICC Capital Corp. (TICC)

Harris & Harris Group, Inc. (TINY)

Sources of data include CapitalIQ, FactSet and other news organizations. Information obtained from third-party sources is considered reliable, but we do not guarantee that the information herein is accurate or complete. This report was prepared within Raymond James & Associates’ Investment Banking Department and is for information purposes only. This report is not a product of Raymond James & Associates’ Research Department; recipients of this report should not interpret the information herein as sufficient grounds for an investment decision or any other decision. The report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities mentioned herein; past performance does not guarantee future results.

© 2011 Raymond James & Associates, Inc., member New York Stock Exchange/SIPC.

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